BEVERLY ENTERPRISES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

						Six Months Ended
	Years ended December 31,					June 30,

	2002	2001	2000	1999	1998	2003	2002

Income (loss) before provision for (benefit from) income taxes, discontinued operations and extraordinary charge and cumulative effect of changes in accounting principles	$(38,352)	$(204,489)	$(42,098)	$(232,285)	$(79,629)	$8,765	$8,974

Add fixed charges:
Interest expense (including capitalized interest)	63,109	74,105	77,142	69,438	63,437	30,590	32,106
Interest factor in rent expense	18,379	22,891	24,559	24,814	25,608	8,782	9,375
Amortization of debt issue costs	3,096	4,051	2,571	2,909	2,336	2,422	1,562

Total fixed charges	84,584	101,047	104,272	97,161	91,381	41,794	43,043

Less capitalized interest	(1,492)	(1,517)	(2,326)	(1,655)	(1,365)	(201)	(962)

Total earnings	$44,740	$(104,959)	$59,848	$(136,779)	$10,387	$50,358	$51,055

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	1.20	1.19

(1)	Earnings were inadequate to cover fixed charges by $39,844,000, $206,006,000, $44,424,000, $233,940,000 and $80,994,000 for the years ended December 31, 2002, 2001, 2000, 1999, and 1998, respectively.